1800 California St., Suite 5200 Denver, Colorado 80202 (720) 482-1500

April 28, 2016

VIA EDGAR CORRESPONDENCE

Ms. Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Partners Portfolios (the “Registrant”)

(File No. 811-08272)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Section 8(b) under the Investment Company Act of 1940, as amended, on Form N-1A for the Registrant (Accession Number: 0001193125-15-162332) with the Securities and Exchange Commission (the “Commission”) on April 30, 2015. The Staff’s comments were conveyed to the Registrant by telephone on June 17, 2015.

Below are the Staff’s comments on the Registration Statement and the Registrant’s responses thereto.

Transamerica Partners Balanced Portfolio

1.	Principal Investment Strategies: If the Portfolio will sell credit default swaps, please confirm supplementally that the full notional value of the swap will be covered.

Response: If the Portfolio is the seller of a credit default swap, the Portfolio will cover the full notional value of its payment obligation in the event of a default on the referenced obligation.

2.	Principal Investment Strategies: As “Active Trading” is included among the Portfolio’s Principal Risks, please revise disclosure to reflect that “active trading” is a principal investment strategy of the Portfolio.

Response: The Registrant has made revisions to the Principal Risks to remove Active Trading.

3.	Principal Risks: As “Focused Investing” is included among the Portfolio’s Principal Risks, please revise the principal investment strategy disclosure to include the specific regions or sectors in which the Portfolio will invest.

Response: The Registrant has made revisions to the Principal Risks to remove Focused Investing.

4.	Principal Investment Strategies/Principal Risks: As “Mortgage-Related and Asset-Backed Securities” is included among the Portfolio’s Principal Risks, please revise disclosure to reflect that investing in mortgage-related and asset-backed securities is a principal investment strategy of the Portfolio.

Response: The Registrant notes that the Portfolio’s principal investment strategy disclosure includes references to mortgage-backed securities and asset-backed securities.

Transamerica Partners Core Bond Portfolio

5.	Portfolio Name/Principal Investment Strategies: The use of “bond” in the Portfolio’s name suggests a particular type of investment. In the 80% test required by Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Names Test”) in the Portfolio’s Principal Investment Strategies section, the term “fixed income securities” is used. Please replace “fixed income securities” with the term “bond.”

Response: The Registrant notes that the Portfolio uses the terms “bond” and “fixed income security” interchangeably. The Registrant has added disclosure to this point in Part B.

Transamerica Partners High Quality Bond Portfolio

6.	Principal Investment Strategies: Please revise disclosure to clarify which types of securities the sub-adviser considers to be: “other investments with similar economic characteristics.”

Response: The Registrant believes the disclosure is sufficient, and therefore respectfully declines to take the Staff’s comment.

7.	Principal Investment Strategies: Please disclose supplementally any changes to the principal investment strategy. If there were, please clarify what disclosure changed.

Response: The Registrant notes a paragraph regarding temporary defensive investment was relocated to Item 9, and no other material changes were made.

Transamerica Partners Large Core Portfolio

8.	Principal Investment Strategies: Please consider revising the disclosure that the sub-adviser considers large-capitalization companies to be “companies with market capitalizations that, at the time of initial purchase, exceeded the market capitalization of the smallest company included in the Russell 1000 Index” or explain supplementally that the Registrant considers the current disclosure appropriate.

Response: The Registrant believes its large capitalization company definition is reasonable and that the current disclosure is appropriate.

Transamerica Partners Large Value Portfolio

9.	Investment Objective: Please revise the disclosure and relocate the language, “by investing in a diversified portfolio of common stocks of large-capitalization companies” as this disclosure outlines a strategy. The Staff notes that such disclosure may be included in the Portfolio’s Principal Investment Strategies section

Response: The Registrant will consider making this revision in connection with a future annual update. It is noted that such a change would require Board action.

General Prospectus Comments

10.	More on each Portfolio’s Strategies and Investments: The Staff notes the addition of the following disclosure “[c]ertain of the Stock Portfolios may invest in master limited partnerships (MLPs).” Please add corresponding disclosure to each applicable portfolio’s principal investment strategies.

Response: The Registrant notes that investments in MLPs are not a principal investment strategy of any of the Stock Portfolios, and therefore believes that the disclosure is appropriate.

11.	More on Risks of Investing in the Portfolios: Please consider revising disclosure to indicate which portfolios are subject to “CFTC Regulation” risk.

Response: The Registrant respectfully notes that Item 9 of the prospectus identifies the applicable portfolios that are subject to “CFTC Regulation” risk.

12.	More on Risks of Investing in the Portfolios: To the extent that the “Industry Concentration” risk applies to any of the Portfolios, please include in the principal investment strategies as applicable. If “Industry Concentration” is not a principal investment strategy, please remove “Industry Concentration” from the “More on Risks of Investing in the Portfolios” section.

Response: The Registrant confirms that “Industry Concentration” risk does not apply to any of the portfolios, and will remove “Industry Concentration” from the “More on Risks of Investing in the Portfolios” section in connection with its annual update.

13.	More on Risks of Investing in the Portfolios: To the extent that the “Non-Diversification” risk applies to any of the portfolios, please include in the principal investment strategies as applicable. If “Non-Diversification” is not a principal investment strategy, please remove “Non-Diversification” from the “More on Risks of Investing in the Portfolios” section.

Response: The Registrant confirms that “Non-Diversification” risk does not apply to any of the portfolios, and will remove “Non-Diversification” from the “More on Risks of Investing in the Portfolios” section in connection with its annual update.

Statement of Additional Information Comments

14.	Additional Information about Fundamental Investment Policies: Please revise the narrative disclosure on concentration to clarify that the Portfolio cannot invest “without limit” in the following: municipal securities without taking into account the industry in which the municipality invests; securities of foreign governments; and issuers domiciled in a single jurisdiction or country.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). The Registrant notes that the sentence that immediately follows the disclosure in question states that “[a]ccordingly, issuers of the foregoing securities will not be considered to be members of any industry.” As the “foregoing securities” include securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions, the Registrant believes the current disclosure addresses the Staff’s comment.

Additionally, the Registrant has not made the requested revision regarding securities of foreign governments. We are not aware of any formal staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. We also note that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Lastly, we note that our treatment of foreign governments is consistent with the fundamental policies of other funds currently in operation. See, e.g., various Dreyfus Portfolios, in their registration statement dated January 1, 2015, as amended (emphasis added):

Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Investment Restriction.

Finally, as to issuers domiciled in a single jurisdiction or country, the narrative specifically notes that an issuer’s domicile will not be considered an industry for purposes of the policy. The Registrant believes this disclosure addresses the Staff’s comment.

15.	Additional Information Regarding Investment Practices: Please confirm that when determining compliance with a portfolio’s 80% policy (and any other investment limitations expressed as a percentage of assets) the derivative instrument’s full notional value is used. If a derivative instrument’s market value is used, please disclose specifically which types of derivatives utilize market value.

Response: The Registrant confirms that should a derivative instrument be held within a series of the Registrant, full notional value would be used.

16.	Disclosure of Portfolio Holdings: Please clarify how conflicts between the Portfolios, sub-advisers, adviser and its affiliates will be resolved.

Response: The Registrant has clarified and revised it Disclosure of Portfolio Holdings policy and is reflected in its annual update filing.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (720) 493-4256 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.

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